EXHIBIT 99.2

ALLMERICA FINANCIAL CORPORATION

IMPORTANT FACTORS REGARDING FORWARD-LOOKING STATEMENTS


     The Company wishes to caution readers that the following important factors, among others, in some cases have affected the Company's results and in the future could cause actual results and needs of the Company to vary materially from forward-looking statements made from time to time by the Company on the basis of management's then-current expectations, The businesses in which the Company is engaged are in rapidly changing and competitive markets and involve a high degree of risk, and accuracy with respect to forward looking projections is difficult.


Geographic Concentration in the Property and Casualty Insurance Business

     Substantially all of the Company's property and casualty insurance subsidiaries net premiums written and earnings are generated in Michigan and the Northeast (Connecticut, Massachusetts, New York, New Jersey, New Hampshire, Rhode Island, Vermont and Maine). The revenues and profitability of the Company's property and casualty insurance subsidiaries are therefore subject to prevailing economic, regulatory, demographic and other conditions, including adverse weather, in Michigan and the Northeast.

Cyclicality in the Property and Casualty Insurance Industry

     Historically, the property and casualty insurance industry has been highly cyclical. The property and casualty industry's profitability can be affected significantly by price competition, volatile and unpredictable developments such as extreme weather conditions and natural disasters, legal developments affecting insurer liability and the size of jury awards, fluctuations in interest rates and other factors that affect investment returns and other general economic conditions and trends that may affect the adequacy of reserves.

     Over the past several years, the property and casualty insurance industry as a whole has been in a soft market. Competition for premiums in the property and casualty insurance markets may continue to have an adverse impact on the Company's rates and profitability.


Catastrophe Losses in the Property and Casualty Insurance Industry

     Property and casualty insurers are subject to claims arising out of catastrophes, which may have a significant impact on their results of operations and financial condition. The Company may experience catastrophe losses in the future which could have a material adverse impact on the Company. Catastrophes can be caused by various events including hurricanes, earthquakes, tornadoes, wind, hail, fires, severe winter weather and explosions, and the frequency and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of two factors: the total amount of insured exposure in the area affected by the event and the severity of the event. Although catastrophes can cause losses in a variety of property and casualty lines, homeowners and commercial property insurance have in the past generated the vast majority of the Company's catastrophe-related claims. The Company purchases catastrophe reinsurance as protection against catastrophe losses. The Company believes, based upon its review of its reinsurers' financial statements and reputations in the reinsurance marketplace, that the financial condition of its reinsurers is sound. However, there can be no assurance that reinsurance will be adequate to protect the Company against such losses or that such reinsurance will continue to be available to the Company in the future at commercially reasonable rates.


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Uncertainty Regarding Adequacy of Property and Casualty Loss Reserves

     The Company's property and casualty insurance subsidiaries maintain reserves to cover their estimated ultimate liability for losses and loss adjustment expenses ("LAE") with respect to reported and unreported claims incurred as of the end of each accounting period. These reserves are estimates, involving actuarial projections at a given time, of what the Company's property and casualty insurance subsidiaries expect the ultimate settlement and administration of claims will cost based on facts and circumstances then known, predictions of future events, estimates of future trends in claims severity and judicial theories of liability, legislative activity and other factors. The inherent uncertainties of estimating reserves are greater for certain types of property and casualty insurance lines, particularly workers' compensation, where a longer period of time may elapse before a definitive determination of ultimate liability may be made, and environmental liability, where the technological, judicial and political climates involving these types of claims are changing.

     The Company's property and casualty insurance subsidiaries regularly review reserving techniques, reinsurance and overall reserve adequacy. Based upon (I) review of historical data, legislative enactments, judicial decision, legal developments in imposition of damages, changes in political attitudes and trends in general economic conditions; (ii) review of per claim information; (iii) historical loss experience of the property and casualty insurance subsidiaries and the industry; and (iv) the relatively short-term nature of most of its property and casualty insurance policies, management believes that adequate provision has been made for reserves. However, establishment of appropriate reserves is an inherently uncertain process involving estimates of future losses and there can be no certainty that currently established reserves will prove adequate in light of subsequent actual experience. The Company's property and casualty insurance subsidiaries' reserves are annually certified as required by insurance regulatory authorities.


Sensitivity to Interest Rates Relative to Life Insurance Subsidiaries

     The Company's life insurance subsidiaries are exposed to risk of disintermediation and reduction in interest spread or profit margins when interest rates fluctuate. Bond calls, mortgage prepayments, contract surrenders and withdrawals of life insurance policies, annuities and guaranteed investment contracts are influenced by the interest rate environment. Since the Company's life insurance subsidiaries' investment portfolios consist primarily of fixed income assets, the investment portfolio market value and the yields on newly invested and reinvested assets vary depending on interest rates. Management attempts to mitigate any negative impact of interest rate changes through asset/liability management, product design (including an increased focus on variable insurance products), management of crediting rates, use of hedging techniques, relatively high surrender charges and management of mortality charges and dividend scales with respect to its in force life insurance policies.


Uncertainty Regarding Accident and Health Assumed Reinsurance Pool Business

     The Company believes that notwithstanding the recent losses incurred by the accident and health assumed reinsurance pool business, the Company's current reserves appropriately reflect both current claims and unreported losses. However, due to the inherent volatility in this business, possible issues related to the enforceability of reinsurance treaties in the industry and to its recent history of increased losses, we cannot assure you that our current reserves are adequate or that we will not have losses in the future. Although we have discontinued our participation in these reinsurance pools, we may become subject to claims related to prior years. We may be harmed from liabilities resulting from any such claims.


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Regulatory, Surplus, Capital, Rating Agency and Related Matters

     Insurance companies are subject to supervision and regulation by the state insurance authority in each state in which they transact business. Such supervision and regulation relate to numerous aspects of an insurance company's business and financial condition, including limitations on the authorization of lines of business, underwriting limitations, the setting of premium rates, the establishment of standards of solvency, the licensing of insurers and agents, concentration of investments, levels of reserves, the payment of dividends, transactions with affiliates, changes of control and the approval of policy forms. Such regulation is concerned primarily with the protection of policyholders.

     State regulatory oversight and various proposals at the federal level (including the proposed adoption of a federal regulatory framework for insurance companies) may in the future adversely affect the Company's ability to sustain adequate returns in certain lines of business. In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are reexamining existing laws and regulations, and as a condition to accreditation have required the adoption of certain model laws which specifically focus on insurance company investments, issues relating to the solvency of insurance companies, risk-based capital ("RBC") guidelines, interpretations of existing laws, the development of new laws, and the definition of extraordinary dividends.

     The capacity for an insurance company's growth in premiums is in part a function of its statutory surplus. Maintaining appropriate levels of statutory surplus, as measured by state insurance regulators, is considered important by state insurance regulatory authorities and the private agencies that rate insurers' claims-paying abilities and financial strength. Failure to maintain certain levels of statutory surplus could result in increased regulatory scrutiny, action by state regulatory authorities or a downgrade by the private rating agencies.

     The NAIC has created a new system for assessing the adequacy of statutory capital for life and health insurers and property and casualty insurers. The new system, known as risk-based capital, is in addition to the states' fixed dollar minimum capital and other requirements. The new system is based on risk-based formulas (separately defined for life and health insurers and property and casualty insurers) that apply prescribed factors to the various risk elements in an insurer's business to report a minimum capital requirement proportional to the amount of risk assumed by the insurer.

     Because the investment of First Allmerica Financial Life Insurance Company ("FAFLIC"), a life insurance subsidiary of the Company, in Allmerica Property & Casualty Companies, Inc. ("Allmerica P&C") represents a significant percentage of FAFLIC's surplus, the trading

     In addition, in 1997, A.M. Best decided to no longer rate Citizens independently from its majority parent, The Hanover Insurance Company, but instead rated the two separate companies as a group. Consequently, Citizens was assigned Best's "A (Excellent)" rating, despite its "A+ (Superior)" qualifications. Management believes that its strong ratings are important factors in marketing the products of its insurance companies to its agents and customers, since rating information is broadly disseminated and generally used throughout the industry. Insurance company ratings are assigned to an insurer based upon factors relevant to policyholders and are not directed toward protections of investors. Such ratings are neither a rating of securities nor a recommendation to buy, hold or sell any security. Further downgrades may have a material adverse effect on the Company's business and prospects.


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State Guaranty Funds, Shared Markets Mechanisms and Pooling Arrangements

     All fifty states of the United Sates have insurance guaranty fund laws requiring all life and health and property and casualty insurance companies doing business within the state to participate in guaranty associations, which are organized to pay contractual obligations under insurance policies issued by impaired or insolvent insurance companies. These associations levy assessments (up to prescribed limits) on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Mandatory assessments by state guaranty funds are used to cover losses to policyholders of insolvent or rehabilitated companies and can be partially recovered through a reduction in future premium taxes in many states. These assessments may increase in the future depending upon the rate of insolvencies of insurance companies.

     In addition, as a condition to the ability to conduct business in various states, the Company's property and casualty insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various insurance coverages to individuals or other entities that otherwise are unable to purchase such coverage voluntarily provided by private insurers. The Company cannot predict whether its participation in these shared market mechanisms or pooling arrangements will provide underwriting profits or losses to the Company.


Competition

     The Company's business is composed of four principal segments:
Property and Casualty Insurance, Corporate Risk Management Services, Allmerica Financial Services, and Allmerica Asset Management. Each of these industry segments, in general, is highly competitive. The Company's products and services compete not only with those offered by insurance companies, but also with products offered by other financial institutions and health maintenance organizations. In all of its segments, many of the Company's competitors are larger and have greater financial, technical, and operating resources than those of the Company. In addition, the Company may face additional competition from banks and other financial institutions should current regulatory restrictions on the sale of insurance and securities by these institutions be repealed.


Retention of Key Executives

     The future success of the Company will be affected by its continued ability to attract and retain qualified executives. The Company's success is dependent in large part on John F. O'Brien, the loss of whom could adversely affect the Company's business. The Company does not have an employment agreement with Mr. O'Brien.


FEDERAL INCOME TAX LEGISLATION

     Currently, under the Code, holders of certain life insurance and annuity products are entitled to tax-favored treatment on these products. For example, income tax payable by policyholders on investment earnings under certain life insurance and annuity products is deferred during the product's accumulation period and is payable, if at all, only when the insurance or annuity benefits are actually paid or to be paid. Also, for example, interest on loans up to $50,000 secured by the cash value of certain insurance policies owned by businesses is eligible for deduction even though investment earnings during the accumulation period are tax-deferred.


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     In the past, legislation has been proposed that would have curtailed the tax-favored treatment of the life insurance and annuity products offered by the Company. These proposals were not enacted, however; such proposals or similar proposals are currently under consideration by Congress. If these or similar proposals directed at limiting the tax-favored treatment of life insurance policies and annuity contracts were enacted, market demand for such products offered by the Company would be adversely affected.


SALES PRACTICES

     A number of civil jury verdicts have been returned against life and health insurers in the jurisdictions in which the Company does business involving the insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgements against the insurer, including material amounts of punitive damages. In some states, juries have substantial discretion in awarding punitive damages in these circumstances. The Company and its subsidiaries, from time to time are involved in such litigation. Although the outcome of any litigation cannot be predicted with certainty, to date, no such lawsuit has resulted in the award of any material amount of damages against the Company.

     In December 1996, the Company received notice from the Securities and Exchange Commission (the "Commission") that it would be conducting a limited inspection concerning the Company's marketing and sales practices associated with variable insurance products. The Commission requested that certain information be provided to it by the Company, which the Company promptly complied with. No litigation has been instituted, nor has the Commission initiated any further action with respect to this matter.


HEALTH CARE REFORM LEGISLATION

     There continue to be a number of legislative and regulatory proposals introduced at the federal and state level to reform the current health care system. At the federal level, recent proposals have focused on managed care reform, and patient protection and advocacy. State and federal legislation adopted over the past few years generally limits the flexibility of insurers with respect to underwriting practices for small employer plans that contain less than 50 employees, provides for crediting previous coverage for the purposes of determining pre-existing conditions, and limits the ability to medically underwrite individual risks in the group market. In addition, several states have enacted managed care reform legislation which may change managed care programs. While future legislative activity is unknown, it is probable that limitations on insurers that utilize managed care programs or market health insurance to small employers will continue. However, the Company's rating, underwriting practices, and managed care programs are consistent with the experience rate small cases, nor does it refuse coverage to eligible individuals because of medical histories. Also, its managed care programs provide for coverage outside of the preferred network and allow for open communication between a doctor and his/her patient. Because of its emphasis on managed care and risk sharing partnerships, management believes that it will continue to be able to operate effectively in the event of further reform, even if specified states expand the existing limitations.

     The Company believes that the proposed federal and state health care reforms would, if enacted, substantially expand access to and mandate the amounts of health care coverage while limiting or eliminating insurer's flexibility and


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Impact of the Year 2000 Issue

     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000.
This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

     Based on a third party assessment, the Company determined that significant portions of its software required modification or replacement to enable its computer systems to properly process dates beyond December 31, 1999. The Company is presently completing the process of modifying or replacing existing software and believes that this action will resolve the Year 2000 issue. However, if such modifications and conversions are not made, or are not completed timely, or should there be serious unanticipated interruptions from unknown sources, the Year 2000 issue could have a material adverse impact on the operations of the Company. Specifically, the Company could experience, among other things, an interruption in its ability to collect and process premiums, process claim payments, safeguard and manage its invested assets, accurately maintain policyholder information, accurately maintain accounting records, and perform customer service. Any of these specific events, depending on duration, could have a material adverse impact on the results of operations and the financial position of the Company.

     The Company has initiated formal communications with all of its suppliers to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 issue. The Company's total Year 2000 project cost and estimates to complete the project include the estimated costs and time associated with the Company's involvement on a third party's Year 2000 program, and are based on presently available information. However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have material adverse effect on the Company. The Company does not believe that it has material exposure to contingencies related to the Year 2000 issue for the products it has sold. Although the Company does not believe that there is a material contingency associated with the Year 2000 issue, there can be no assurance that exposure for material contingencies will not arise.

     The cost of the Year 2000 project will be expensed as incurred and is being funded primarily through a reallocation of resources from discretionary projects and a reduction in systems maintenance and support costs. Therefore, the Year 2000 project is not expected to result in any significant incremental technology cost and is not expected to have a material effect on the results of operations. Approximately 10% of the Company's Year 2000 resources to be utilized in 1999 have been allocated to the Company's remediation plan, which has three mission critical elements: internal systems, desktop systems, and external partners.

Internal Systems
     Over 98% of the Company's internal systems have been corrected, tested for year 2000 dates, and returned to production. The remaining systems, which include relatively small systems waiting for vendor upgrade or scheduled for elimination or replacement, are targeted to be complete by June 30, 1999.

Desktop Systems
     The Company has verified that all desktop computers are capable of correctly processing year 2000 dates. Additionally, over 98% of the third party software installed on the Company's desktop machines has been confirmed capable of processing year 2000 dates properly. The remaining desktop systems are expected to be upgraded, eliminated, or replaced by June 30, 1999.


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External Partners
     The Company has verified that 50% of its electronic interfaces will process year 2000 dates correctly. Eighty percent of the Property and Casualty agents have confirmed that they are capable of properly processing year 2000 dates. Sixty percent of the Company's non-electronic partners have responded that they are capable of properly processing year 2000 dates. Most external partners have informed the Company that they expect to be compliant. The Company hopes for full compliance of external partners by July 1, 1999.

     In partnership with an outside consulting firm, the Company has completed an enterprise-wide year 2000 business risk identification and assessment. The Continuity of Operations Plan (COOP) requirements have been identified for all business units of the Company and applicable plans are currently being developed. These plans will contain immediate steps needed to keep business functions operating while unforeseen Year 2000 issues are being addressed. It outlines responses to situations that may affect critical business functions and also provides triage guidance, a documented order of actions to respond to problems. During the triage process, business priorities are established and "Critical Points of Failure" are identified as having a significant impact on the business. The Company's contingency plans are designed to keep business unit operations functioning in the event of a failure or delay due to Year 2000 record format and date calculation changes. All plans, including individual plans by business segment, are scheduled to be completed by September 30, 1999. Contingency planning will utilize approximately 15% of the Company's Year 2000 resources in 1999.

     The remaining 75% of the Company's Year 2000 resources will be utilized to address on-going compliance issues. These include periodic reviews of applications, installation and testing of new hardware and software packages, testing new software maintenance and testing internally developed software.

     The costs of the project and the date on which the Company plans to complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party responsiveness and modification plans, and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, the Year 2000 readiness of suppliers and business partners, and similar uncertainties.


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